                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                  Ensurge, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    293596201
                                 (CUSIP Number)

                              Douglas Shane Hackett
                            204 NW Platte Valley Dr.
                            Riverside, Missouri 64152
                            (816) 584-8030 ext. 1208
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing  this  schedule  because of Rule  13d-1(e),  Rule  13d-1(f)  or Rule
     13d-1(g), check the following box [ ].

                                  Page 1 of 5

CUSIP No. 293596201

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Douglas Shane Hackett
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
    2      (See Instructions)                                          (b) [   ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States Citizen
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -                        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -                        7,725,000
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -                        0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -                        7,725,000
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      7,725,000
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [   ]    (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             7.7%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                             IN
---------- ---------------------------------------------------------------------

                                  Page 2 of 5

Item 1. Security and Issuer

          This Schedule 13D relates to the common stock, $0.01 par value (the
"Common Stock"), of EnSurge, Inc., a Nevada corporation ("EnSurge"), with its principal executive offices located at 2089 East Fort Union Blvd., Salt Lake
City, UT 84121.

Item 2. Identity and Background

          Mr. Hackett is President, Chief Executive Officer and Chairman of the
Board of Innovative Software Technologies, Inc. His business address is 204 N.W.
Platte Valley Drive, Riverside, Missouri 64152. He is a United States citizen.

          During the last five years, Mr. Hackett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

          The shares of Common Stock reported in this 13D (the "Shares") were acquired by Mr. Hackett as follows: (i) 5,000,000 (adjusted for a 5-for-1 stock split) on December 3, 1999, as a signing bonus to Mr. Hackett upon his becoming the President and Chief Executive Officer of Ensurge (positions from which he resigned in January 2001); and (ii) 5,000,000 (adjusted for a 5-for-1 stock split) on January 12, 2000, as consideration for the purchase by a precursor company to Ensurge of all of the stock of Nowseven.com, Inc., a Delaware corporation, owned by Mr. Hacket and his wife Robin R. Hackett. Mr. Hackett has disposed of 2,275,000 shares of Ensurge in a limited number of isolated transactions.

Item 4. Purpose of the Transaction

          The Shares were acquired and continue to be held by Mr. Hackett for investment purposes. Mr. Hackett does not currently have any plans or proposals that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of
1934. Mr. Hackett reserves the right, however, to formulate such plans or proposals, and to take such action with respect to any or all such matters or any other matters he may determine.

Item 5. Interest in Securities of the Issuer

          Mr. Hackett shares beneficial ownership and voting power and dispositive power over the Shares, which represent 7.7% of the Common Stock, with his wife, Robin Hackett. Mr. and Mrs. Hackett hold the Shares in joint tenancy with rights of survivorship. To Mr. Hackett's knowledge, (i) Mrs.
Hackett's primary occupation is as a homemaker, (ii) she resides at 6500
Turnberry Ct., Parkville, Missouri 64152; (iii) she has not been a party to a civil proceeding of a

                                  Page 3 of 5

judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and (iv) she is a United States citizen.

          During the past 60 days Mr. Hackett has not purchased or sold securities of Ensurge and no person other than Mr. Hackett and Mrs. Hackett have the right to receive or direct dividends or sale proceeds from the sale of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of Ensurge.

          None.

Item 7. Materials to be Filed as Exhibits

          None.

                                  Page 4 of 5

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 2003

                                       Douglas Shane Hackett

                                        /s/ Douglas Shane Hackett
                                       -----------------------------------------

                                  Page 5 of 5